                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________.


                           Commission File No. 0-23866


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    VARI-L COMPANY, INC. PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              VARI-L COMPANY, INC.
                               4895 Peoria Street
                             Denver, Colorado 80239
                                 (303) 371-1560

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Vari-L Company, Inc. Profit Sharing Plan



Date: October 30, 2001              By: /s/ JOSEPH H. KISER
                                       -----------------------------------------
                                        Joseph H. Kiser, Trustee

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN


                                Table of Contents

                                                                                                                PAGE
Independent Auditors' Report                                                                                      5

Statements of Net Assets Available for Participant Benefits -
    December 31, 2000 and 1999                                                                                    6

Statements of Changes in Net Assets Available for Participant Benefits -
    Years ended December 31, 2000 and 1999                                                                        7

Notes to Financial Statements                                                                                     8


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
    December 31, 2000                                                                                            13

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
    December 31, 1999                                                                                            14

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Vari-L Company, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000 and 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
October 10, 2001

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

           Statements of Net Assets Available for Participant Benefits

                           December 31, 2000 and 1999

                                      ASSETS                                           2000          1999
                                                                                   -----------   -----------
Cash                                                                               $        72            39

Investments at fair value:
     Money market funds                                                                    700           800
     Vari-L Company, Inc. common stock                                                 175,761     4,013,210
                                                                                   -----------   -----------
              Total investments                                                        176,461     4,014,010

Employer contribution receivable                                                           113        20,290
                                                                                   -----------   -----------

              Net assets available for participant benefits, including
                 distributions payable to participants of $0 and $20,294 as of
                 December 31, 2000 and 1999,
                 respectively                                                      $   176,646     4,034,339
                                                                                   ===========   ===========


See accompanying notes to financial statements.

                           VARI-L COMPANY, INC.
                            PROFIT SHARING PLAN

  Statements of Changes in Net Assets Available for Participant Benefits

                  Years ended December 31, 2000 and 1999



                          ADDITIONS                                  2000              1999
                                                                 ------------      ------------

Employer contributions                                           $      9,470            84,541
Investment income (loss):
     Net realized and unrealized appreciation (depreciation)
        in fair value of investments                               (3,837,449)        3,121,459
     Interest and dividends                                                50                59
                                                                 ------------      ------------

                 Total additions (deletions)                       (3,827,929)        3,206,059
                                                                 ------------      ------------

                          DEDUCTIONS

Distributions paid to participants                                     29,764            64,274
                                                                 ------------      ------------

                 Net increase (decrease)                           (3,857,693)        3,141,785

Net assets available for participant benefits:
     Beginning of year                                              4,034,339           892,554
                                                                 ------------      ------------

     End of year                                                 $    176,646         4,034,339
                                                                 ============      ============


See accompanying notes to financial statements.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999





(1)      DESCRIPTION OF THE PLAN

         The following description of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan was established by Vari-L Company, Inc. (the Company) effective January 1, 1990, for the benefit of its employees and beneficiaries. The Plan was subsequently amended and restated effective April 19, 1994 and has since been amended. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees who have completed at least 1,000 hours of service during the first twelve months of their employment, or during any Plan year and have reached 21 years of age, are eligible to participate. Once employees are admitted to the Plan, they remain in the Plan until termination of employment regardless of the number of hours worked in succeeding years. Employees become eligible to participate in the Plan on January 1 or July 1 after meeting the eligibility requirements.

         (b)      CONTRIBUTIONS

                  The Company makes discretionary contributions, as determined by its Board of Directors. Employer contributions for the years ended December 31, 2000 and 1999 were $9,470 and $84,541, respectively.

                  Employees may make voluntary after-tax contributions to the Plan of up to 10% of their compensation. There were no employee contributions to the Plan for the years ended December 31, 2000 and 1999.

         (c)      PARTICIPANT ACCOUNTS

                  Company contributions and amounts forfeited by terminated participants are allocated among active participants who are employees on the last day of the Plan year in the same proportion as the compensation of each respective participant during the year to the total compensation of all participants during the year. Compensation is limited as required by the Internal Revenue Code.

                  Net investment income (or loss) for the year is allocated to the participants' accounts based upon the beginning of the year balance, less any distributions, in each individual participant's account.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




         (d)      VESTING

                  Participants are immediately vested in their voluntary contributions, adjusted by actual earnings and losses thereon, and vest in Company contributions, adjusted by actual earnings and losses thereon, in accordance with the following table:

                           YEARS OF SERVICE                  VESTING %
                      ---------------------------     -------------------------

                                  1                               0%
                                  2                               0%
                                  3                              20%
                                  4                              40%
                                  5                              60%
                                  6                              80%
                                  7                             100%

                  Participants become 100% vested in Company contributions on the earlier of death, permanent disability or normal retirement age.

         (e)      FORFEITURES

                  Amounts forfeited by terminated participants are allocated to the remaining participant accounts at the end of every plan year. Forfeitures during the years ended December 31, 2000 and 1999 were $14,036 and $15,087, respectively.

         (f)      PAYMENT OF BENEFITS

                  Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution, equal to the value of the participant's vested interest in their account, or periodic installments, as selected by the participant within defined limits, not to exceed the lesser of ten years, or the life expectancy of the participant. Distributions may be made in cash or stock.

         (g)      ADMINISTRATIVE EXPENSES

                  Certain administrative functions are performed by officers and employees of the Company, without compensation from the Plan. Administrative expenses of the Plan are paid by the Company.

         (h)      PLAN TERMINATION

                  The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are presented on the accrual basis of accounting.

         (b)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  Investments are recorded at fair value based on quoted market prices. Money market funds are recorded at cost which approximates market value. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sale of securities is based upon average cost.

                  The Plan presents, in the statements of changes in net assets available for participant benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized gains or losses on those investments.

         (c)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of net assets available for benefits and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ significantly from those estimates.

         (d)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

(3)      INVESTMENTS

         Investments representing 5% or more of net assets available for plan benefits as of December 31, are as follows:

                                                                             FAIR VALUE
                                                               ---------------------------------------
                                                                     2000                  1999
                                                               ------------------    -----------------

Vari-L Company, Inc. common stock                              $          175,761            4,013,210

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(4) CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANT BENEFITS BY INVESTMENT ALTERNATIVE FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                VARI-L                              NON-
                                             COMPANY, INC.        MONEY          PARTICIPANT-
                                                COMMON            MARKET          DIRECTED
                                                STOCK             FUNDS             CASH               TOTAL
                                             ------------      ------------      ------------      ------------

Net assets available for participant
    benefits at December 31, 1998            $    891,751               800                 3           892,554

Additions to net assets attributed to:
    Employer contribution                          84,541                --                --            84,541
    Investment income (loss):
       Net realized and unrealized
          appreciation in fair value of
          investments                           3,121,459                --                --         3,121,459
       Interest and dividends                          --                --                59                59

Distributions paid to participants                (64,251)               --               (23)          (64,274)
                                             ------------      ------------      ------------      ------------

          Net increase in net assets
               available for participant
               benefits                         3,141,749                --                36         3,141,785
                                             ------------      ------------      ------------      ------------

Net assets available for participant
    benefits at December 31, 1999               4,033,500               800                39         4,034,339
                                             ------------      ------------      ------------      ------------

Additions to net assets attributed to:
    Employer contribution                           9,470                --                --             9,470
    Investment income (loss):
       Net realized and unrealized
          depreciation in fair value of
          investments                          (3,837,449)               --                --        (3,837,449)
       Interest and dividends                          --                --                50                50

Distributions paid to participants                (29,647)             (100)              (17)          (29,764)
                                             ------------      ------------      ------------      ------------

           Net increase (decrease) in
               net assets available for
               benefits                        (3,857,626)             (100)               33        (3,857,693)
                                             ------------      ------------      ------------      ------------

Net assets available for participant
    benefits at December 31, 2000            $    175,874               700                72           176,646
                                             ============      ============      ============      ============

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(5)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following presents a reconciliation between the statements of net assets available for plan benefits included in the accompanying financial statements and the Form 5500 at December 31:

                                                                  1999
                                                              ------------

Net assets available for participant benefits -
    financial statements                                      $  4,034,339
Benefits payable to participants                                   (20,294)
                                                              ------------

          Net assets available for participant benefits -
               Form 5500                                      $  4,014,045
                                                              ============

         The following presents a reconciliation between the distributions paid to participants in the statements of changes in net assets available for plan benefits included in the accompanying financial statements and the Form 5500 for the years ended December 31:

                                                                  2000              1999
                                                              ------------      ------------

Distributions paid to participants - financial statements     $     29,764            64,274
Distributions payable to participants - end of year                     --            20,294
Distributions payable to participants - beginning of year          (20,294)               --
                                                              ------------      ------------

          Distributions paid to participants - Form 5500      $      9,470            84,568
                                                              ============      ============

         Distributions payable to participants are recorded as a liability on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

(6)      TAX STATUS

         The Plan obtained its latest determination letter on October 5, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and thus continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                                                      SCHEDULE 1

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000



                        HISTORICAL         NUMBER OF         FAIR
    DESCRIPTION            COST        SHARES OR UNITS       VALUE
-------------------     ------------   ---------------    ------------

Cash                    $         72               72     $         72
Money market fund                700              700              700
Vari-L common stock          236,862          117,174          175,761
                                                          ------------

                                                          $    176,533
                                                          ============


All investments are held by Wells Fargo Bank West, N.A. which is a party-in-interest.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 1999



                               HISTORICAL       NUMBER OF            FAIR
       DESCRIPTION                COST       SHARES OR UNITS        VALUE
-------------------------     ------------   ---------------    ------------

Cash                          $         39               39     $         39
Money market fund                      800              800              800
Vari-L common stock                236,862          117,174        4,013,210
                                                                ------------

                                                                $  4,014,049
                                                                ============


All investments are held by Wells Fargo Bank West, N.A. which is a party-in-interest.


See accompanying independent auditors' report.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                               Index to Exhibits

                           December 31, 2000 and 1999

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
   1                Consent of KPMG LLP